PARKS! AMERICA, INC.

1300 Oak Grove Road

Pine Mountain, GA 31822

Via EDGAR

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

March 2, 2010

Re:

Parks! America, Inc.

Form 10-K for the year ended December 31, 2008

Form 10-Q for the quarterly period ended March 31, 2009

Form 10-Q for the quarterly period ended June 28, 2009

File No. 000-51254

Dear Ms. Geddes and Mr. Humphrey:

We are responding to the letter of Mr. David R. Humphrey, Branch Chief dated October 30, 2009 concerning the quarterly report on Form 10-Q for the quarter ended March 31, 2009 filed by Parks! America, Inc. (“Parks” or the “Company”) and the Company’s quarterly report on Form 10-Q for the quarter ended June 28, 2009.  For ease of your review, we have included a reference to your original comments and restated your comment before our response.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Comment #1:

Please revise your document to label each column that is restated as such, as applicable. In addition, please revise the explanatory note on page 2 to briefly describe why the filing was amended and restated and to refer to the more detailed explanation in note 12 to the financial statements.

Response #1:

With this letter Parks is filing Amendment No. 2 to its quarterly report on Form 10-Q for the period ended March 31, 2009 which amends and restates Amendment No. 1 for such period.  The Company has relabeled its financial statements as recommended by your comment.  We also have added a preliminary note and an explanatory note on page 2 of the filing.  Also, Note 12 to the Company’s financial statements has been substantially amended to provide a higher level of detail.

Form 10-Q for the Quarterly Period Ended June 28, 2009

Comment #2:

It appears the changes made in your amended Form 10-Q from the quarterly period ended March 31, 2009 have not been reflected in your Form 10-Q for the quarterly period ended June 28, 2009. As such, please file and amended Form 10-Q reflective of all changes.

Response #2:

The Company will file an amendment to its report on Form 10-Q for the period ended June 28, 2009 shortly.  This amendment will reflect all changes as recommended by your comment.

The Company confirms its understanding that:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

March 2, 2010

(ii)

staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

We are happy to answer any additional questions or respond to further comments.

Very truly yours,

/s/ Jon Laria

Jon Laria

Chief Financial Officer

cc:

Tristan R. Pico

Dale Van Voorhis

Jon Gardner